                                                  ------------------------------
                                                         OMB APPROVAL
                                                  ------------------------------
                                                   OMB NUMBER:  3235-0145
                                                   EXPIRES:  AUGUST 31, 1999
                                                   ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE....14.90
                                                  ------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                             HAIN FOOD GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                   405219106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


          CHERYL SOROKIN, EXECUTIVE VICE PRESIDENT AND SECRETARY
         BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE #13018
                          555 CALIFORNIA STREET, SAN
                             FRANCISCO, CA  94104
                                (415) 622-3530
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    1/15/98
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [___].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405219106

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   oo
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   CALIFORNIA
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER

  NUMBER OF       0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER   328,900 shares (Includes shares held by
  OWNED BY        The Robertson Stephens Orphan Fund of which Robertson,
   EACH           Stephens & Company Investment Management, L.P. and Bayview
 REPORTING        Investors, Ltd. are the general partners. Robertson Stephens
  PERSON          Investment Management Co. is general partner of Robertson,
   WITH           Stephens & Company Investment Management, L.P. includes shares held by The Robertson Stephens Orphan Offshore Fund, L.P. of which Robertson, Stephens & Company Investment Management,
                  L.P. is general partner. Includes shares held by The Robertson
                  Stephens Global Low-Priced Stock Fund of which Robertson,
                  Stephens & Company Investment Management, L.P. is investment adviser. See Item 5.)
              ------------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER

                  0
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  328,900
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    328,900
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IA
--------------------------------------------------------------------------------

CUSIP No. 405219106

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bayview Holdings, Inc.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   oo
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER

  NUMBER OF       0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER   200,000 shares (Includes shares held by
  OWNED BY        The Robertson Stephens Orphan Fund of which Robertson,
   EACH           Stephens & Company Investment Management, L.P. and Bayview
 REPORTING        Investors, Ltd. are the general partners. Bayview Holdings,
  PERSON          Inc. is managing member of Robertson, Stephens & Company
   WITH           Private Equity Holdings, Inc. is managing member of Robertson,
                  Stephens & Company Private Equity Group, L.L.C. which is
                  general partner of Bayview Investors, Ltd. See Item 5.)
              ------------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER

                  0
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  200,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    200,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

CUSIP No. 405219106

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   oo
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER

  NUMBER OF       0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER   328,900 shares (Includes shares held by
  OWNED BY        The Robertson Stephens Orphan Fund of which Robertson,
   EACH           Stephens & Company Investment Management, L.P. and Bayview
 REPORTING        Investors, Ltd. are the general partners. Bayview Holdings,
  PERSON          Inc. is managing member of Robertson, Stephens & Company
   WITH           Private Equity Group, L.L.C. which is general partner of
                  Bayview Investors, Ltd. Robertson Stephens Investment
                  Management Co. is general partner of Robertson, Stephens &
                  Company Investment Management, L.P. and Bayview Investors,
                  Ltd. Includes shares held by The Robertson Stephens Orphan
                  Offshore Fund, L.P. of which Robertson, Stephens & Company
                  Investment Management, L.P. is general partner. Includes
                  shares held by The Robertson Stephens Global Low-Priced
                  Stock Fund of which Robertson, Stephens & Company Investment
                  Management, L.P. is investment adviser. Robertson Stephens
                  Investment Management Co. owns Bayview Holdings, Inc.
                  See Item 5.)
              ------------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER

                  0
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  328,900
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    328,900
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------

CUSIP No. 405219106

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BankAmerica Corporation
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   oo
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER

  NUMBER OF       0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER   328,900 shares (Includes shares held by
  OWNED BY        The Robertson Stephens Orphan Fund of which Robertson,
   EACH           Stephens & Company Investment Management, L.P. and Bayview
 REPORTING        Investors, Ltd. are the general partners. Bayview Holdings,
  PERSON          Inc. is managing member of Robertson, Stephens & Company
   WITH           Private Equity Group, L.L.C. which is general partner of
                  Bayview Investors, Ltd. Robertson Stephens Investment
                  Management Co. is general partner of Robertson, Stephens &
                  Company Investment Management, L.P. and Bayview Investors,
                  Ltd. Includes shares held by The Robertson Stephens Orphan
                  Offshore Fund, L.P. of which Robertson, Stephens & Company
                  Investment Management, L.P. is general partner. Includes
                  shares held by The Robertson Stephens Global Low-Priced
                  Stock Fund of which Robertson, Stephens & Company Investment
                  Management, L.P. is investment adviser. BankAmerica
                  Corporation wholly owns Robertson Stephens Investment
                  Management Co. which owns Bayview Holdings, Inc. See Item
                  5.)
              ------------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER

                  0
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  328,900
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    328,900
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------

ITEM 1:   SECURITY AND ISSUER:
          -------------------

          This Amended Schedule 13D is filed with respect to the Common Stock of Hain Food Group, Inc. (the "Company"), 50 Charles Lindbergh Blvd., Uniondale, NY 11553.

ITEM 2:   IDENTITY AND BACKGROUND.
          -----------------------

          The Amended Schedule 13D is filed on behalf of Robertson, Stephens & Company Investment Management, L.P ("Investment Adviser"), Bayview Holdings, Inc. ("Bayview Holdings"), BankAmerica Corporation ("BAC"), and Robertson Stephens Investment Management Co. ("Robertson Parent"), collectively known as the Filing Parties.

          This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Robertson Stephens Orphan Fund ("Orphan"), The Robertson Stephens Global Low-Priced Stock Fund ("Low-Priced"), and The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore") (the "Funds"), and the indirect beneficial ownership of Bayview Investors, Ltd. ("Bayview"), Investment Adviser, Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, BAC, and Robertson Parent in the shares of the Company held by the Funds.

    I.    (a)  Low-Priced is a series of Robertson Stephens Investment Trust
               ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

          (b) 555 California Street San Francisco, CA 94104 (principal office and principal place of business)

          (c)  registered investment company

    II.   (a)  Orphan is a California limited partnership. Investment Adviser and Bayview are the general partners.

          (b)  555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  investments in securities

    III.  (a)  Orphan Offshore is a Cayman Islands limited partnership.
               Investment Adviser is the general partner.

          (b)  555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  investment in securities

    IV.   (a)  Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the managing member of Private Equity Group.

          (b)  555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  holding company

    V.    (a)  Bayview is a California limited partnership and general partner of Orphan.

          (b)  555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  investments in securities

    VI.   (a)  Investment Adviser is a California limited partnership. It is investment adviser to Low-Priced and general partner to Orphan and Orphan Offshore.

          (b)  555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  registered investment advisor

    VII.  (a)  BAC is a Delaware corporation. It wholly owns Robertson Parent.

          (b)  Corporate Secretary's Office #13018
               555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  bank holding company

    VIII. (a)  Robertson Parent is a Delaware corporation. It is wholly owned by
               BAC. It owns Bayview Holdings.

          (b)  Corporate Secretary's Office #13018
               555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  holding company

    IX.   (a)  Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group.

          (b)  555 California Street
               San Francisco, CA  94104
               (principal office and principal place of business)

          (c)  holding company


          Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B, previously filed.

          During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
          -------------------------------------------------

          The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.


ITEM 4:   PURPOSE OF TRANSACTION:
          ----------------------

          The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors. The filing of this statement shall not be construed as an admission that BAC, Bayview Holdings or Robertson Parent is, for the purposes of
Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.


ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER:
          ------------------------------------

          (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                             No. of Shares
Name of                      Beneficially     Percentage of
Beneficial Owner (1)             Owned            Class
-----------------------------------------------------------
Low-Priced                       80,000              .9%
Orphan                          200,000             2.3%
Orphan Offshore                  48,900              .6%
Investment Adviser              328,900             3.8%
Bayview                         200,000             2.3%
Bayview Holdings                200,000             2.3%
BAC                             328,900             3.8%
Robertson Parent                328,900             3.8%
Private Equity Group            200,000             2.3%

          (c) The following is a list of transactions by the filing parties in the last 60 days. All transactions were executed on NASDAQ.

Entity                 Date     Shares   Price     Transaction
------                 ----     ------   -----     -----------
Low-Priced            12/3/97   10,000    9.00   open market sale
Low-Priced           12/30/97   10,000    8.78   open market sale
Low-Priced             1/7/98   10,000    9.75   open market sale
Low-Priced            1/12/98   10,000    9.50   open market sale
Low-Priced            1/13/98   10,000   10.37   open market sale
Low-Priced            1/16/98    5,000    9.94   open market sale
Low-Priced            1/21/98    5,000    9.94   open market sale
Orphan                1/15/98   27,400   10.08   open market sale
Orphan                1/16/98    4,400    9.94   open market sale
Orphan                1/21/98   10,000    9.94   open market sale
Orphan                1/22/98   12,200   10.00   open market sale
Orphan Offshore       1/15/98    3,500   10.08   open market sale
Orphan Offshore       1/16/98      600    9.94   open market sale

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          See Item 5.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit A  -   Joint Filing Agreement (previously
                         filed)

          Exhibit B  -   Directors and Executive Officers (or persons serving in
                         similar capacities) of the Filing Parties (previously filed)

Signature.
---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    February 13, 1998

          ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

          BANKAMERICA CORPORATION*
          BAYVIEW HOLDINGS, INC.*
          ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*


*By:      /s/ VENRICE R. PALMER

          Venrice R. Palmer
          Senior Counsel of
          Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact